SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                DYNAMIC I-T, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                      Common Stock, no par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   266787P108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Spencer H. Young
                                2504 11th Street
                             Santa Monica, CA 90405
                                 (310) 392-8179
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   August 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  266787P108
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Paul R. Warshaw
      SSN: ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        Paul R. Warshaw - 2,605,000
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Paul R. Warshaw - 2,605,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Paul R. Warshaw - 2,605,000
------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Paul R. Warshaw       (17%)
------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  266787P108

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, no par value per share

     DYNAMIC I-T, INC.
     2504 11th Street
     Santa Monica, CA 90405

ITEM 2. IDENTITY AND BACKGROUND

     (a) Paul R. Warshaw

     (b) 1710 West Hillcrest Dr. (#201)
         Newbury Park, CA  91220

     (c) Paul R. Warshaw, C.O.O. and Director of Dynamic I-T, Inc., 2504 11th Street, Santa Monica, California 90405.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares were issued in consideration of services rendered and the agreement to serve as an officer and/or director.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to have a vested interest in the company for which reporting person is serving as an officer/director. There are no plans or proposals known to the Reporting Person which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;


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
CUSIP No.  266787P108

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  2,605,000
         Percent of outstanding shares owned:               17%

     (b) Sole Power of voting for Reporting Person:         2,605,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:

               1)   Paul R. Warshaw
               2)   August 31, 2001
               3)   10,000
               4)   $.35 per share
               5)   Open Market

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.


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

CUSIP No.  266787P108


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: September 21, 2001                              Paul R. Warshaw


                                                  by:Paul R. Warshaw
                                                       Paul R. Warshaw
                                                       Director







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